SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.

FORM U-3A-2

STATEMENT BY HOLDING COMPANY

CLAIMING EXEMPTION

UNDER RULE U-3A-2 FROM THE

PROVISIONS OF THE

PUBLIC UTILITY HOLDING COMPANY

ACT OF 1935

* * * * *

File No. 69-291

TNP Enterprises, Inc.

(Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (“Act”), and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (“EWG”) or foreign utility company in which claimant directly or indirectly holds an interest:

Name	State of Organization	Location and Nature of Business
TNP Enterprises, Inc. (“Claimant” or “TNP Enterprises”)	Texas	2 Robbins Lane, Suite 201 Jericho, NY 11753 Holding Company

Texas-New Mexico Power Company	Texas	P.O. Box 2943 Fort Worth, TX 76113 Electric Utility Company

First Choice Power, L.P.(1)	Texas	P. O. Box 2943 Fort Worth, TX 76113 Limited partnership that provides services to First Choice Power Special Purpose, L.P.

First Choice Power Special Purpose, L.P.(2)	Texas	P. O. Box 2943 Fort Worth, TX 76113 Retail electric provider, as defined in Texas Public Utility Regulatory Act

First Choice Power GP, LLC	Delaware	P. O. Box 2943 Fort Worth, TX 76113 General partner of First Choice Power, L.P.

First Choice Special Purpose GP, LLC(3)	Delaware	P. O. Box 2943 Fort Worth, TX 76113 General partner of First Choice Power Special Purpose, L.P.

TNP Operating Company	Texas	P.O. Box 2943 Fort Worth, TX 76113 General purpose corporation (presently inactive)

Texas Generating Company, LP(4)	Texas	P.O. Box 2943 Fort Worth, TX 76113 General purpose limited partnership (presently inactive)

Texas Generating Company II, LLC(5)	Texas	P.O. Box 2943 Fort Worth, TX 76113 General purpose limited liability company (presently inactive)

Facility Works, Inc.	Texas	P.O. Box 2943 Fort Worth, TX 76113 General purpose corporation

(1)	TNP Enterprises owns a 99.5% limited partnership interest. First Choice Power GP, LLC, the general partner, owns the remaining 0.5% partnership interest.
(2)	First Choice Power, L.P. owns a 99.5% limited partnership interest. First Choice Special Purpose GP, LLC, the general partner, owns the remaining 0.5% partnership interest.
(3)	First Choice Special Purpose GP, LLC is a wholly owned subsidiary of First Choice Power GP, LLC.
(4)	TNMP owns a 99% limited partnership interest. Texas Generating Company II, LLC, the general partner, owns the remaining 1% interest.
(5)	A wholly owned subsidiary of Texas-New Mexico Power Company.

2. A brief description of the properties of claimant and of each subsidiary public utility company, used for the generation, transmission, and distribution of electric energy for sale, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized, and all transmission lines which deliver or receive electric energy at the borders of such States:

TNP Enterprises, Inc. (“TNP Enterprises”) does not directly own any utility properties or perform any utility operations.

TNP Enterprises owns all of the issued and outstanding common stock of Texas-New Mexico Power Company (“TNMP”), an electric public utility corporation. It is the sole limited partner of First Choice Power, L.P. (“FCP”) and the sole owner of First Choice Power GP, LLC, the general partner of FCP. FCP is the sole limited partner of First Choice Power Special Purpose, L.P., a retail electric provider (“FCPSP”).

TNMP provides transmission and distribution services in 76 municipalities and adjacent rural areas in Texas and serves approximately 48,000 customers in nine municipalities and adjacent rural areas in New Mexico. No subsidiary of TNMP is a public utility under the Act, owns any transmission, distribution or generation facilities, or engages in any transmission, distribution or generation activities.

Within Texas, TNMP is a regulated public utility that during 2004 was engaged in the transmission and distribution of electric energy. TNMP provides transmission and distribution services to 76 municipalities in Texas, primarily smaller-to-medium sized communities. Only three of the Texas municipalities that TNMP serves have populations exceeding 50,000. The largest municipalities within Texas served by TNMP are Texas City, Lewisville, and League City. TNMP’s Texas service territory is found in three areas of the state:

56 communities in North and Central Texas extending from Lewisville, near Dallas-Fort Worth International Airport, along the Red River, and south and west of Fort Worth.

14 communities in southeastern Texas, between Houston and Galveston and to the south of Houston. The largest municipality in this area is Texas City.

Six communities in far west Texas between Midland and El Paso.

Within New Mexico, TNMP is a regulated public utility engaged in the supply, transmission, distribution and sale of electric energy. It owns transmission and distribution lines within New Mexico and serves nine communities in southern New Mexico. The largest of these are Silver City, Alamogordo and Ruidoso. The New Mexico region is based at Silver City.

Neither FCP, FCPSP nor their respective general partners owns or operates facilities used for the generation, transmission or distribution of electric energy for sale.

Neither TNP Enterprises nor any of its subsidiaries own transmission lines that deliver or receive electricity at the border of Texas. Neither TNP Enterprises nor any of its subsidiaries own or operate any generation facilities.

3. Certain information, for the calendar year 2004 with respect to claimant and its subsidiaries is provided in the following chart:

(a) MWH sold and related revenues are as follows:

Dollar Revenues From Sales
Retail	$699,770,000
Wholesale	—

Total	$699,770,000

(b) MWH sold and related revenues at retail in (a) above, are as follows:

	MWH	Retail Revenues
Texas - TNMP	6,087,157	$137,166,000
Texas - FCP	5,889,436	545,718,000
Intercompany Elimination		(87,482,000)

Total Texas		595,402,000
New Mexico	1,087,823	104,368,000

Total		$699,770,000

(c) MWH sold and related revenues at wholesale in (a) above, are as follows:

	MWH	Wholesale Revenues
Texas – TNMP	—	$—
Texas - FCP	—	—

Total Texas		—
New Mexico	—	—

Totals		$—

(d) MWH purchased and related expenses are as follows:

	MWH	Purchased Power Expenses
Texas - FCP	6,159,522	$288,007,000
New Mexico	1,139,070	76,017,000

Totals		$364,024,000

4.	Information for the reporting period with respect to the Claimant and each interest it holds directory or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States Dollars.

(a)	Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

Not applicable. Neither the claimant nor any of its subsidiaries are directly or indirectly involved with, or have an interest in either an Exempt Wholesale Generator or a foreign utility company.

(b)	Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

Not applicable.

(c)	Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

Not applicable

Exhibits

Exhibit A. Presented are:

a consolidating statement of income (loss) of the claimant and its subsidiaries for the last calendar year 2004,

a consolidating balance sheet of the claimant as of the close of the 2004 calendar year, and consolidating statements of retained earnings of claimant and its subsidiaries as of the close of the 2004 calendar year.

Exhibit B. Not applicable.

The above named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2005.

TNP Enterprises, Inc.

	By	/s/ Theodore A. Babcock
Corporate Seal		Theodore A. Babcock
Attest:		Chief Financial Officer

/s/ Kathleen A. Marion
Kathleen A. Marion, Secretary

The name, title and address of the officer to whom notices and correspondence concerning this statement should be addressed is:

Kathleen A. Marion, Secretary

TNP Enterprises, Inc.

2 Robbins Lane, Suite 201

Jericho, NY 11753

With a copy to

Paul W. Talbot, Senior Counsel

Texas-New Mexico Power Company

4100 International Plaza

Fort Worth, TX 76109

EXHIBIT A

1.	Consolidating statement of income (loss) of Claimant and its subsidiaries for the last calendar year 2004.

2.	Consolidating balance sheet of the Claimant as of the close of the 2004 calendar year.

3.	Consolidating statements of retained earnings of Claimant and its subsidiaries as of the close of the 2004 calendar year.

Exhibit A

TNP ENTERPRISES, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENTS OF INCOME (LOSS)

For the Year Ended December 31, 2004

(Amounts in Thousands)

	Texas-New Mexico Power Company Consolidated	First Choice Power Company	TNP Operating Company	TNP Enterprises, Inc.	Consolidating Entries	TNP Enterprises, Inc. Consolidated
OPERATING REVENUES	$269,665	$544,681	$—	$—	$(95,466)	$718,880

OPERATING EXPENSES:
Purchased power	76,017	288,007	—	—	—	364,024
Other operating and maintenance	72,621	202,193	1	7,070	(95,466)	186,419
Accrual for payment to TNMP	—	(48)	—	—	—	(48)
Depreciation of utility plant	29,691	408	—	4	—	30,103
Taxes other than income taxes	22,884	5,902	31	349	—	29,166

Total operating expenses	201,213	496,462	32	7,423	(95,466)	609,664

OPERATING INCOME (LOSS)	68,452	48,219	(32)	(7,423)	—	109,216

INTEREST CHARGES AND OTHER INCOME AND DEDUCTIONS
Interest on long-term debt	25,855	—	—	36,302	—	62,157
Other interest and amortization of debt-related costs	2,836	370	—	1,844	—	5,050
Dividends on preferred stock and other	—	—	—	25,339	—	25,339
Carrying charges on regulatory assets	(32,006)	—	—	—	—	(32,006)
Other income and deductions, net	(1,267)	(492)	(67)	20,636	(20,684)	(1,874)

Total	(4,582)	(122)	(67)	84,121	(20,684)	58,666

INCOME (LOSS) BEFORE INCOME TAXES	73,034	48,341	35	(91,544)	20,684	50,550
Income taxes	26,391	17,854	13	(15,941)	—	28,317

INCOME (LOSS) BEFORE EXTRAORDINARY ITEM	46,643	30,487	22	(75,603)	20,684	22,233
Extraordinary item - disallowance of stranded costs, net of taxes	(97,836)	—	—	—	—	(97,836)

NET INCOME (LOSS)	$(51,193)	$30,487	$22	$(75,603)	$20,684	$(75,603)

Exhibit A

TNP ENTERPRISES, INC. AND SUBSIDIARIES

CONSOLIDATING BALANCE SHEET

December 31, 2004

(Amounts in Thousands)

	Texas-New Mexico Power Company Consolidated	First Choice Power Company	TNP Operating Company	TNP Enterprises, Inc.	Facility Works, Inc.	Consolidating Entries	TNP Enterprises, Inc. Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$65,759	$77,019	$281	$7,287	$—	$—	$150,346
Accounts receivable	30,398	54,418	—	(107)	201	(11,932)	72,978
Federal income tax receivable	28,794	472	(84)	(521)	—	(1,368)	27,293
Other current assets	6,236	1,267	—	238	—	—	7,741

Total current assets	131,187	133,176	197	6,897	201	(13,300)	258,358

UTILITY PLANT	850,750	5,432	—	31	—	(155,144)	701,069
Less: accumulated depreciation	276,081	1,613	—	16	—	(155,144)	122,566

Net utility plant	574,669	3,819	—	15	—	—	578,503

LONG-TERM AND OTHER ASSETS:
Investments in subsidiary companies	—	—	—	260,228	—	(260,228)	—
Other property and investments, at cost	343	—	930	—	—	—	1,273
Goodwill	—	—	—	270,256	—	—	270,256
Recoverable stranded costs	135,445	—	—	—	—	—	135,445
Regulatory tax assets	2,484	—	—	—	—	—	2,484
Deferred charges	28,378	66	90	6,809	—	10,275	45,618

Total long-term and other assets	166,650	66	1,020	537,293	—	(249,953)	455,076

	$872,506	$137,061	$1,217	$544,205	$201	$(263,253)	$1,291,937

CAPITALIZATION AND LIABILITIES
CURRENT LIABILITIES:
Current maturities of long-term debt	$—	$—	$—	$1,125	$—	$—	$1,125
Accounts payable	15,649	42,059	—	1,008	—	(11,933)	46,783
Other current liabilities	29,385	18,302	63	7,420	219	(1,367)	54,022

Total current liabilities	45,034	60,361	63	9,553	219	(13,300)	101,930

LONG-TERM AND OTHER LIABILITIES:
Accumulated deferred income taxes	138,249	(8,899)	—	(8,233)	(69)	—	121,048
Accumulated deferred investment tax credits	2,326	—	—	—	—	—	2,326
Regulatory liability-accrued cost of removal	40,729	—	—	—	—	—	40,729
Deferred credits	41,297	15,878	—	—	—	10,275	67,450
Long-term debt, less current maturities	415,569	—	—	384,687	—	—	800,256
Redeemable cumulative preferred stock	—	—	—	187,878	—	—	187,878

Total long-term and other liabilities	638,170	6,979	—	564,332	(69)	10,275	1,219,687

COMMON SHAREHOLDER’S EQUITY:
Common stock	107	1	100	100,000	1	(209)	100,000
Other paid-in-capital	197,751	59,399	400	—	32,994	(290,544)	—
Retained earnings (deficit)	(6,795)	14,144	654	(124,096)	(32,944)	24,941	(124,096)
Accumulated other comprehensive loss	(1,761)	(3,823)	—	(5,584)	—	5,584	(5,584)

Total common shareholder’s equity	189,302	69,721	1,154	(29,680)	51	(260,228)	(29,680)

	$872,506	$137,061	$1,217	$544,205	$201	$(263,253)	$1,291,937

Exhibit A

TNP ENTERPRISES, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENTS OF RETAINED EARNINGS

For the Year Ended December 31, 2004

(Amounts in Thousands)

	Texas-New Mexico Power Company Consolidated	First Choice Power Company	TNP Operating Company	TNP Enterprises, Inc.	Facility Works, Inc.	Consolidating Entries	TNP Enterprises, Inc. Consolidated
BALANCE AT DECEMBER 31, 2003	$50,398	$(4,343)	$632	$(48,493)	$(32,944)	$(13,743)	$(48,493)
Net income (loss)	(51,193)	30,487	22	(75,603)	—	20,684	(75,603)
Dividends on common stock	(6,000)	(12,000)	—	—	—	18,000	—

BALANCE AT DECEMBER 31, 2004	$(6,795)	$14,144	$654	$(124,096)	$(32,944)	$24,941	$(124,096)

EXHIBIT B

An organizational Chart showing the relationship of each EWG or foreign utility company to associate companies in holding company system:

N/A